Mail Stop 4561
Via Fax (724) 514-9494

June 8, 2009

Maria T. Shields
Chief Financial Officer
Ansys, Inc.
275 Technology Drive
Canonsburg, PA 15317

> **Re:** **Ansys, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed on May 8, 2009**
> **File No. 000-20853**

Dear Ms. Shields:

We have reviewed your response letter dated May 15, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 31, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 57

1.   You disclose in your revenue recognition footnote that VSOE of PCS is based on stand alone sales, which appears to imply that you are applying paragraph 10 of SOP 97-2. Tell us how you considered clarifying your revenue recognition policy to indicate VSOE for PCS is based on stated renewal rates as indicated in your

response to prior comment 2 and/or separate sales depending on your response to comments 3 and 5 below.

2.   In response to comment 2 you indicate that "a very high rate" of customers renew their PCS contracts annually "at the original contracted renewal price." Please clarify the percentage of your customers that renewed PCS at the originally stated renewal price.

3.   Additionally, please confirm whether or not the data regarding PCS fees as a percentage of initial license fee and the renewal history includes transactions related to your Ansoft acquisition. If not, then please provide the information requested in our prior comment 2 to describe the methodology used to establish VSOE of PCS for revenue generated by your Ansoft acquisition. In this regard, it appears that Ansoft's methodology differs from the methodology described in prior comment 2 based on our review of Ansoft's revenue recognition policy in their reports filed prior to your acquisition.

4.   We note from your response to prior comment 4 that the percentage of the list price or the end-user license fee remitted to you by your channel partners represents the "net amount" and you also receive a fee for PCS as compensation for providing technical enhancements and the second level of support to the end-user. Tell us how you considered disclosing this information in your revenue recognition policy so that it is clear how the Company is generating revenue from these arrangements.

5.   Additionally, please confirm how you account for the fees received in such arrangements. In this regard, if you recognize your portion of the perpetual license fee upfront and PCS fee over the contract term, tell us if your channel partners are one of the classes of customers that is included in your VSOE analysis as described in prior comment 2. If not, then please describe your methodology in establish VSOE of PCS for such transactions in similar detail as provided in your response to prior comment 2.

Form 10-Q for the Quarter Ended March 31, 2009

Note 9. Fair Value Measurements, page 12

6.   Please confirm that the Company adopted SFAS 157 as it relates to your nonfinancial assets and nonfinancial liabilities based upon the scope of the deferral provided by FSP SFAS 157-2. If so, tell us why you did not disclose that you fully adopted SFAS 157 your recent Form 10-Q. Also, tell us how you considered the disclosure requirements of paragraph 33(d) of SFAS 157 in your interim report as required by paragraph 39.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief